SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated March 25, 2003

Instrumentarium Corporation

(Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X      Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No   X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                            )

Enclosure:                  GE PROVIDES UPDATE ON TENDER OFFER

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: March 25, 2003	By:	/s/ Matti Salmivuori

Matti Salmivuori Chief Executive Officer

Date: March 25, 2003	By:	/s/ Juhani Lassila

Juhani Lassila Group Treasurer

STOCK EXCHANGE RELEASE 06/03

March 25, 2003 at 10.30     1 (2)

GE PROVIDES UPDATE ON TENDER OFFER

General Electric Company has today made the following notification to Instrumentarium Corporation regarding an update on its tender offer to acquire all outstanding shares and options in Instrumentarium Corporation:

UPDATE ON TENDER OFFER

Instrumentarium Corp. (NASDAQ: INMRY; HEX: INS1V.HE) shareholders are expected to decide at the company’s annual general meeting today on the payment of a combined regular and special dividend proposed by the Instrumentarium board of directors. The total combined dividend proposed by the Instrumentarium board is €4.70, €0.70 of which represents the regular annual dividend. If the combined €4.70 dividend is approved by Instrumentarium shareholders, the amount offered by GE will be €36.00 per share in cash, as provided for in the terms and conditions of combination agreement entered into by GE and Instrumentarium.

In addition, both companies continue to work with regulatory agencies in the U.S. and Europe in connection with the proposed acquisition of Instrumentarium by GE. Instrumentarium and GE have received requests for additional information from the U.S. Department of Justice as part of its regulatory review of the proposed acquisition. As previously indicated when the transaction was announced, closing of the acquisition is anticipated to take place in the second or third quarter of 2003.

To accommodate the anticipated timing of the regulatory approval process, GE expects to extend the tender offer period beyond the original preliminary expiration date of April 11, 2003, and will provide details of any such extension prior to April 11.

For additional information on the tender offer, or to obtain copies of the tender offer materials, Instrumentarium shareholders may contact Nordea Securities at +358 9 4785 031 and ADR holders may contact Morrow & Co., Inc., by calling toll-free from within the U.S. (800) 607-0088, or collect from outside the United States +1 212-754-8000. Tender offer materials are available on the Internet at www.nordeasecurities.com. English language versions of the tender offer materials have been furnished to the U.S. Securities and Exchange Commission and are available on its Web site at www.sec.gov.

About GE Medical Systems

GE Medical Systems is a $9 billion global leader in medical imaging, interventional procedures, healthcare services, and information technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography, electron beam tomography, magnetic resonance, ultrasound and bone mineral densitometry, positron emission tomography, nuclear medicine, and a comprehensive portfolio of clinical and business services. For more than 100 years, health care providers worldwide have relied on GE Medical Systems for high quality medical technology and productivity solutions. For more information, visit the GE Medical Systems Web site at www.gemedical.com.

STOCK EXCHANGE RELEASE 06/03

March 25, 2003 at 10.30     2 (2)

This release includes statements relating to the future, which by their nature involve risks, uncertainty and assumptions. The statements relating to the final completion of the combination involves as a risk, inter alia, that the conditions for the final completion of the proposed combination and tender offer will not be satisfied and that the tender offer and combination will not be consummated.

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INSTRUMENTARIUM CORPORATION

Olli Riikkala                        Matti Salmivuori

DISTRIBUTION

The Helsinki Exchanges
Media

Further information:
Mr Juhani Lassila, Group Treasurer, tel. +358 10 394 3422
Ms Ritva Sotamaa, General Counsel, tel. +358 10 394 2005